June 10, 2011

Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Rockwell Collins, Inc.
Form 10-K for the fiscal year ended September 30, 2010 (our Form 10-K)
Filed November 23, 2010
File No. 001-16445

Dear Mr. Shenk:

On behalf of Rockwell Collins, Inc. (the Company), we are responding to the comments of the staff (the Staff) of the Securities and Exchange Commission (the SEC or the Commission) dated May 13, 2011 with respect to the above referenced filing (the Comment Letter). Our response to the Comment Letter is being submitted on June 10, 2011 in accordance with the revised due date previously agreed to with Mr. Jeffrey Sears.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in our disclosure in response to Staff comments preclude the Commission from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold text. The Company’s responses are presented below each comment under the heading “Response.”

Form 10-K for Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Pension Benefits, page 45

1.
We note that you have estimated and disclosed the amounts by which your fiscal year 2010 pension expense would have changed if your assumption regarding the pension obligation discount rate was increased or decreased by 25 basis points. Given the material impact that a change in the discount rate has had on the reported pension benefit obligation in each of the last three fiscal years, we believe that you should also estimate and disclose the amount by which your net pension obligation balance would have changed as a result of similar hypothetical changes to your discount rate assumption. Please revise you disclosure accordingly, or advise.

Response:

In response to the Staff’s comment, we confirm that as part of our 2011 Form 10-K filing, we will revise the Critical Accounting Policies section of the Management’s Discussion and Analysis (MD&A) to include disclosure of the estimated amount by which our projected pension benefit obligation (PBO) balance would change as a result of a hypothetical change in the discount rate assumption.

Using 2010 balances for illustrative purposes and holding all other factors constant, a decrease of 25 basis points in the discount rate used to measure our PBO at September 30, 2010 would increase the PBO by approximately $92 million. An increase of 25 basis points in this discount rate would decrease our PBO at September 30, 2010 by approximately $89 million. We confirm that our 2011 Form 10-K will include disclosures substantially to this effect, adjusted as appropriate for the facts and circumstances that exist at the time of our filing.

Critical Accounting Policies

Program Investments, page 42

2.
We note that capitalized pre-production engineering costs have increased from $166 million as of September 30, 2008 to $393 million as of March 31, 2011. Similarly, we note that your net capitalized up-front sales incentives balance has increased from $56 million as of September 30, 2008 to $162 million as of March 31, 2011. Given that (I) the recent growth in each of these asset balances appears to be material relative to the amounts that have historically been capitalized and (II) the combined balances comprise an increasing percentage of total assets (being more than 11% of total assets at March 31, 2011), we believe that it may be appropriate for you to expand your MD&A disclosure (e.g., as part of your "Overview and Outlook" discussion) to analyze the underlying reasons for this trend, as well as the potential impact of this trend on your future results and cash flows. For example, we believe that it may be appropriate for you to discuss (A) the factors contributing to the increase in capitalized costs (e.g., material new programs that have been awarded), (B) the period over which you expect the material increases in your capitalized program investment costs to continue, (C) the weighted average period over which you expect the capitalized costs to be recognized, (IV) the expected revenue stream attributable to such expenditures, and (V) the source of funding and impact on liquidity. Please revise your disclosure, or advise. In addition, provide your proposed expanded disclosure as part of your response.

Response:

The Company defers certain pre-production engineering costs within Inventory. In addition, up-front sales incentives provided to certain commercial customers are capitalized within Intangible Assets. As noted on page 42 of our 2010 Form 10-K, pre-production engineering costs and up-front sales incentives are collectively referred to as Program Investments.

As the Staff notes in Comment #2 above, Program Investments have grown $333 million from September 30, 2008 to March 31, 2011 (as shown in the table below):

			Increase from
			September 30, 2008 to
	March 31, 2011	September 30, 2008	March 31, 2011
(in millions)
Pre-production engineering costs (Inventory)	$393	$166	$227
Up-front sales incentives (Intangible Assets)	162	56	106
Total Program Investments	$555	$222	$333

Total Assets	$5,020	$4,144
Ratio of Program Investments to Total Assets	11.1%	5.4%

Given the recent growth in these balances, we confirm that in connection with the filing of our 2011 Form 10-K, we will expand our disclosure within MD&A. Depending on the facts and circumstances that exist at the time we file our Form 10-K, we would expect our 2011 expanded disclosure to substantially read as follows – the example below is what we intend to add to our currently existing MD&A disclosure and uses March 31, 2011 information for illustrative purposes:

Pre-production engineering costs have increased $227 million from September 30, 2008 to March 31, 2011, attributable to a $188 million increase within Commercial Systems and an additional $39 million increase within Government Systems. Up-front sales incentives to Commercial Systems customers have also increased $106 million from September 30, 2008 to March 31, 2011. This recent growth in our Program Investments was driven primarily by the expanded market share our Company successfully captured over the past several years. Commercial Systems has secured positions on two key platforms in the air transport market – the Boeing 787 and Airbus A350. In the business and regional jet market, our Pro Line Fusion avionics system has been selected by customers around the globe, including Bombardier, Embraer, Gulfstream, and Mitsubishi.

Our customers have provided us a contractual guarantee for reimbursement on several of these new programs; as such, our capitalized pre-production engineering costs have increased for these programs as the Company continues development efforts. Our Government Systems business has also contributed to the recent growth in pre-production engineering costs, as we begin to ramp up efforts on several international rotary wing programs that we recently won.

We expect the long term supply arrangements resulting from these recent program wins to deliver significant revenues and profits to us over the next several years, continuing over the life of the aircraft platforms (which can range from ten to twenty years); as such, we believe our Program Investments are recoverable.

Another factor contributing to the recent growth in our Program Investments is that over the past several years, market conditions are driving an increase in the amount of “up-front” sales incentives being offered to customers relative to incentives that are earned over time (i.e., as sales are made). This dynamic is driven by a variety of factors, including the fact that to reduce costs, many Original Equipment Manufacturers (OEMs) are now offering seller furnished equipment (SFE) positions on new aircraft platforms. In the past, the OEMs allowed their customers greater flexibility to select buyer furnished equipment (BFE) from various suppliers to be included on their airplane. This move towards an SFE environment has resulted in more competition to win the initial position on new platforms as suppliers effectively have “one chance” to be part of a new platform. As a result, OEMs are requiring more “up-front” contributions towards the development of their aircraft platform, typically in the form of up-front cash payments or other up-front incentives, such as free of charge hardware equipment.

We expect the balance of our capitalized Program Investment costs will continue to increase over the next several years, through at least fiscal year 2014.

Pre-production engineering costs are amortized over their estimated useful lives using a units-of-production method, up to a maximum of 15 years, as a component of cost of sales and specifically within customer-funded research and development expense. As disclosed in our Inventory Note 5 of the Notes to Consolidated Financial Statements, the weighted average amortization period for pre-production engineering costs is approximately 9 years.

Up-front sales incentives are amortized over their estimated useful lives using a units-of-production method, up to a maximum of 15 years. As disclosed in our Goodwill and Intangible Assets Note 7 of the Notes to Consolidated Financial Statements, the weighted average amortization period for up-front sales incentives is approximately 12 years. Up-front sales incentives consisting of cash payments or customer account credits are amortized as a reduction of sales while incentives consisting of free products are amortized as cost of sales.

We primarily fund our Program Investments with cash generated from operating activities. For 2011, we expect cash provided by operating activities to be in the range of $650 million to $750 million. Our 2011 operating cash flow guidance contemplates an anticipated net increase in pre-production engineering costs of approximately $110 million, as the Company continues efforts on various development projects on which our customers have provided us a contractual guarantee for reimbursement.

3.
We note that you amortize "Program Investments" over their estimated useful lives, which are limited to (I) the amount of time you are virtually assured to earn revenue through a contractually enforceable right included in the underlying long-term supply arrangements or (II) a maximum of 15 years. Based upon (A) your amortization policy and (B) the accumulated amortization balances attributable to your capitalized up-front sales incentives at September 30, 2009 and March 31, 2011, it appears that a substantial portion of your capitalized up-front sales incentive costs were not being amortized as of March 31, 2011. In addition, it is not clear whether the impact of the recent material increases in your up-front sales incentive costs have been reflected in the projected annual intangible asset amortization expense amounts presented in the "Goodwill and Intangible Assets" footnote (i.e., Note 7) to your financial statements for the periods ended September 30, 2010 and March 31, 2011. Based upon the observations noted above, we believe that it may be appropriate for you to expand your disclosure in MD&A and/or your footnotes to discuss the expected timing of commencement of amortization of your recently capitalized up-front sales incentive costs, as well as the expected impact of the amortization on your results of operations, if material. Please advise or revise. In addition, consider whether similar disclosure would be appropriate with regard to your capitalized pre-production engineering costs. Finally, please revise your disclosure in "Critical Accounting Policies," as well as in Note 2 to your annual financial statements, to clarify the basis of the amortization of Program Investment costs - for example, straight-line, as a part of inventory unit costs, proportional (including basis for the proportion), etc. Please provide your proposed expanded disclosure as part of your response.

Response:

As disclosed on page 57 of our 2010 Form 10-K, and as further explained in our Response to Question #2 of this Comment Letter above, we provide up-front sales incentives to certain commercial customers prior to delivering products or performing services. Up-front sales incentives are recorded as an Intangible Asset and are amortized over their estimated useful lives using a units-of-production method, up to a maximum of 15 years.

In addition to up-front sales incentives, our Intangible Asset balance also includes acquisition related intangibles, as disclosed in Note 7 (page 65) of our 2010 Form 10-K and Note 7 (page 8) of our Form 10-Q for the quarter ended March 31, 2011. Refer also to the summarized table below:

	March 31, 2011	September 30, 2010
(in millions)
Up-front sales incentives (Intangible Assets)	$162	$142
Other Intangible Assets (e.g., Acquisition Related)	154	164
Total Intangible Assets	$316	$306

In accordance with ASC 350-30-50-2-a(3), we also disclose the projected annual amortization expense that is associated with our Intangible Assets for each of the five succeeding fiscal years. This disclosure is provided quarterly – refer to Note 7 (page 65) of our 2010 Form 10-K and Note 7 (page 8) of our Form 10-Q for the quarter ended March 31, 2011. As explained in our response to Comment #2 above, the balance of our up-front sales incentive Intangible Asset has grown over the past several years. Amortization of up-front sales incentives begins when we start recognizing revenue on the program, which typically is associated with the aircraft’s entry into service and our delivery of avionics equipment for the program. We confirm that our disclosure in Note 7 includes the projected amortization of our up-front sales incentives; however, our disclosure only provides anticipated amortization expense over the next five years (i.e., through fiscal year 2015). The weighted average amortization period for up-front sales incentives capitalized on our balance sheet as of March 31, 2011 is approximately 12 years. Therefore, the projected amortization expense steadily increases over the next several years in direct correlation to the incremental revenues we expect to realize from the associated sales contracts. In this regard, we expect amortization of up-front sales incentives to continue beyond fiscal year 2015, as shown in the table below:

Data as of March 31, 2011	Expected Amortization Expense for Intangible Assets
	Full year
(in millions)	FY11	FY 2012	FY 2013	FY 2014	FY 2015	Thereafter	Total
Expected amortization expense for Up-front sales incentives	$7	$9	$10	$13	$15	$108	$162
Expected amortization for all other Intangible Assets	30	30	24	21	16	33	154
Total expected amortization expense	$37	$39	$34	$34	$31	$141	$316

We confirm that beginning with our Form 10-Q for the quarter ended June 30, 2011, we will expand our disclosure of projected Intangible Asset amortization expense (within Note 7) to include the following:

-	We will disclose the weighted average period of amortization for up-front sales incentives (which as of March 31, 2011, was approximately 12 years).

-
We will disclose projected amortization expense for up-front sales incentives for each of the succeeding five fiscal years and will also include a “thereafter” category. In this regard, we will now break out our total expected amortization expense into two components, and will separately show the portion of projected amortization expense attributable to up-front sales incentives and the portion that is attributable to all other Intangible Assets, similar to the information shown in the table above.

-
We will clarify in our disclosure that amortization of up-front sales incentives begins when we start recognizing revenue on the program, which typically is associated with the aircraft’s entry into service and our delivery of avionics equipment for the program.

We also believe that additional disclosures would be appropriate with respect to our pre-production engineering costs included in Inventory. Therefore, we confirm that beginning with our Form 10-Q for the quarter ended June 30, 2011, we will expand our disclosure within our Inventory Note 5 to include the following:

-	We will disclose the weighted average period of amortization for pre-production engineering costs included in Inventory (which as of March 31, 2011, was approximately 9 years).

-
We will disclose the projected amortization expense for pre-production engineering costs for each of the succeeding five fiscal years and will also include a “thereafter” category. As of March 31, 2011, we have $393 million of pre-production engineering costs included within Inventory. Annual amortization expense for pre-production engineering costs within Inventory is expected to be $15 million for 2011, $27 million for 2012, $30 million for 2013, $43 million for 2014, and $53 million for 2015. The remaining $225 million of pre-production engineering costs are expected to be amortized thereafter, in periods beyond 2015.

-
We will clarify in our disclosure that amortization of pre-production engineering costs begins when we start recognizing revenue on the program, which typically is associated with the aircraft’s entry into service and our delivery of avionics equipment for the program.

Finally, we confirm that we use a units-of-production amortization method (not straight line) for both up-front sales incentives and pre-production engineering costs. Specifically, amortization of these items is typically based on the Company’s expectation of delivery rates on a program-by-program basis (e.g., amounts are amortized in proportion to the expected sales over the life of the arrangement, not to exceed 15 years). We confirm that in connection with our filing of the Form 10-K for the year ending September 30, 2011, we will revise our disclosure in Note 2 and will also revise the disclosure within the “Critical Accounting Policies” section of our MD&A to explicitly clarify this point.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11. Retirement Benefits

Actuarial Assumptions, page 72

4.
Please refer to your disclosure on page 73, which addresses the amortization of actuarial gains and losses. We note that through the fiscal year ended September 30, 2010, you amortized actuarial gains and losses in excess of the "corridor" over the average remaining service period of active participants, which was approximately 11 years. However, beginning in 2011, you plan to amortize actuarial gains and losses in excess of the "corridor" over the expected future lifetime of inactive participants, which is approximately 28 years. Based upon your disclosure, it appears that the basis for the change in the amortization period was your determination that "almost all" of ''the plan's" participants were inactive as of September 30, 2010, due to the discontinuance of benefit accruals for services rendered after September 30, 2006 for all salaried and hourly employees not covered by collective bargaining agreements. In this regard, please tell us why "almost all" of the participants were not considered inactive prior to September 30, 2010. As part of your response, please cite the accounting guidance you relied upon to support your conclusion that the participants should be deemed inactive only as of September 30, 2010 and not as of an earlier period. Further, since you have a number of pension plans, clarify for us the "plan" to which the change in the amortization of net actuarial gains and losses pertains to. In connection with this, please clarify for us whether your reference to "almost all" plan participants refers to the total number of participants in the affected plan (i.e., including salaried and hourly participants) or only to the number of salaried and hourly participants of that plan. Include in your response: (a) the number of salaried and hourly participants affected, (b) the total number of participants in the affected plan inclusive of the number in (a), and (c) the total number of participants in all of your pension plans combined inclusive of the number in (b). Also, explain to us: (i) how the discontinuance of benefit accruals for all salaried and hourly employees not covered by collective bargaining agreements was sufficient that almost all participants of the affected plan were considered to be inactive as a consequence of this focused action, (ii) the portion of the net actuarial loss in accumulated other comprehensive loss attributed to this population, and (iii) how this population relates to the $42 million reduction in overall 2011 pension expense.

Response:

Our U.S. qualified and non-qualified defined benefit pension plans comprise 95% of our total projected pension benefit obligation (PBO) at September 30, 2010. There is one qualified and one non-qualified plan and these plans are collectively referred to as our U.S. Pension Plan. The change in pension amortization described on page 73 (Note 11) of our 2010 Form 10-K relates solely to our U.S. Pension Plan. In 2003, we amended our U.S. Pension Plan to discontinue (or “freeze”) benefit accruals for salary increases and services rendered after September 30, 2006 for all “non-union” salary and hourly employees. As noted in the table below, a relatively small amount of employees covered by collective bargaining agreements continue to be eligible for continued accrual of pension benefits in the U.S. Pension Plan.

As a result of the actions taken by the Company to freeze pension benefits for most employees, the percentage of U.S. Pension Plan participants who actually continue to accrue pension benefits is relatively small (about 5% of the Company’s U.S. Pension Plan participants are “active” as of September 30, 2010. These “active” participants relate solely to employees covered by collective bargaining unit agreements):

	# of
(2010 census data)	Participants	Status?	Percent
Active employees covered by collective bargaining unit	1,919	Active	5.3%
"Non-union" employees with "frozen" benefits All other participants (retirees, term vested)	9,390 25,008	Inactive Inactive	25.9 68.8	% %	94.7%
Total participants in U.S. Pension Plan	36,317		100.0%

Definition of “Inactive” participant

We believe ‘almost all’ of the U.S. Pension Plan’s total participants are inactive. The term “inactive participant” is not clearly defined within the U.S. GAAP codification. As such, the Company looked to guidance found in the PriceWaterhouseCooper’s Accounting and Reporting Manual, which defines “inactive” participants as follows (emphasis added in bold):

Question 1:
Company A adopts an amendment to freeze the benefits provided under its defined benefit plan (to the extent permissible under its employment and collective bargaining agreements). The result of this amendment is that substantially all participants in Company A's plan will no longer accrue additional pension benefits. As stated in Accounting Standard Codification (ASC) 715-30-35-24, if all or almost all of a plan's participants are inactive, the average remaining life expectancy of the inactive participants shall be used for amortization of an unrecognized net gain or loss instead of the average service period. How should the term "inactive" in ASC 715-30-35-24 be interpreted?

Interpretive Response:
The term “inactive” as used in ASC 715-30-35-24 is intended to refer to plan participants who are no longer earning additional defined benefits under the plan. This would include participants who are retired or are otherwise no longer working for the company (i.e., former employees) since their lack of current service to the company means that they are not able to earn additional defined benefits under the plan. The term "inactive" would also include current employees who are participants in the plan, but whose future services do not earn them additional defined benefits under the plan.

This conclusion is supported by ASC 715-30-55-49, which implies that the determination of whether a plan participant who is currently employed by and working for the company is inactive would be made by reference to whether he or she is earning additional defined benefits for future service. This guidance provides that the temporarily inactive participants’ average remaining service period should continue to be used to determine the minimum amortization of any unrecognized net gain or loss, thus confirming that the temporarily inactive participants are still working for the company. Although ASC 715-30-55-49 addresses whether a change in amortization period in the context of a temporary plan suspension is appropriate, and is silent regarding whether a permanent freezing of a plan would cause the amortization period to change, we believe that it is relevant to the interpretation of the term "inactive." Specifically, ASC 715-30-55-49 clarifies that the determination of an active or inactive participant depends on whether the participant will earn benefits under the plan, not whether the participant is providing services to the company.

Based on the guidance above, the Company believes the following U.S. Pension Plan participants are inactive: (1) the 25,008 participants in the table above who are either retired or no longer working for the Company and (2) the 9,390 current employees shown in the table above who are not covered by a collective bargaining agreement and whose benefit plan has been frozen. The 1,919 bargaining unit employees in the table above are “active”.

Definition of “Almost All”

In the event “almost all” of a plan’s participants are deemed inactive, Accounting Standard Codification (ASC) Topic 715-30-35-24 states the following (emphasis added in bold):

As a minimum, amortization of a net gain or loss included in accumulated other comprehensive income (excluding asset gains and losses not yet reflected in market-related value) shall be included as a component of net pension cost for a year if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the minimum amortization shall be that excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The amortization must always reduce the beginning-of-the-year balance. Amortization of a net gain results in a decrease in net periodic pension cost; amortization of a net loss results in an increase in net periodic pension cost. If all or almost all of a plan's participants are inactive, the average remaining life expectancy of the inactive participants shall be used instead of average remaining service.

The definition of “almost all” is not clearly defined in the accounting literature. In addition, there is no “bright line” or “threshold” for determining when almost all of the participants become inactive. For example, ASC 715-30-55-48 states:

There is no specific threshold for determining if a pension plan has almost all inactive participants for purposes of selecting the amortization period for certain components of net periodic pension cost. The threshold for using the average life expectancy of inactive participants requires judgment based on the facts and circumstances of the particular pension plan.

Why “almost all” U.S. Pension Plan participants were not considered “inactive” prior to September 30, 2010

Although the authoritative ASC guidance above does not provide an explicit threshold for the definition of “almost all”, many of the Big 4 accounting firms have published guidance indicating that 90% is a reasonable starting point for evaluating whether or not the “almost all” threshold has been satisfied.

The Company viewed the 90% figure as a “minimum” threshold which needed to be not only cleared, but comfortably exceeded, prior to initiating any change in the amortization period. In addition, the Company also spent time evaluating the likelihood that our U.S. Pension Plan would continue to maintain a classification of ‘almost all inactive’ for a sustainable period of time. In light of these factors, the Company was unable to immediately conclude “almost all” of the participants were inactive on September 30, 2006 (the effective date of the freeze); rather, the Company determined more analysis of the historical and future trends in the U.S. Pension Plan’s participant demographics was required prior to making our prospective change in amortization period. The following guidance obtained from a Deloitte online research tool illustrates these concepts and also provides examples of factors an entity should consider when evaluating whether or not its pension plan will be able to sustain a status of “almost all inactive” (emphasis added in bold).

Question
Is there a specific threshold for determining whether a pension plan's participants are "almost all" inactive?

Answer
No. As discussed in ASC 715-30-55-48, the FASB does not draw a bright line with respect to the "all or almost all" threshold. Judgment is required on the basis of the facts and circumstances of the particular pension plan in making this assessment. However, the "almost all" threshold would not be met until at least 90 percent of the plan's participants were inactive. We caution that 90 percent is not meant to represent a bright line but a "floor" to use when assessing this threshold on the basis of the plan's specific facts and circumstances. Moreover, as illustrated in the examples below, the 90 percent threshold might be met, but other circumstances might suggest that amortization over the remaining service period is still appropriate.

Example 1
Company A has a defined benefit pension plan that currently consists of 90 percent inactive plan participants. Company A is considering whether it should use the average remaining service period of active plan participants or average remaining life expectancy of inactive participants for amortizing gains and losses. Company A expects to finalize a business combination soon, and will subsequently add new active participants to its defined benefit plan, thereby reducing the percentage of inactive participants. In this circumstance, Company A could conclude that continuing to use the average remaining service period of active plan participants would be appropriate.

Example 2
Company B has a defined benefit pension plan that currently consists of 90 percent inactive plan participants. Company B is considering whether it should use the average remaining service period of active participants or average remaining life expectancy of inactive participants for amortizing gains and losses. The plan has not accepted new participants in 10 years as Company B established a separate defined contribution pension plan to cover all new employees. Thus, the percentage of inactive plan participants in the defined benefit plan has been growing over the past 10 years as participants continue to retire from the company; this trend is expected to continue. In this circumstance, Company B could conclude that using average remaining life expectancy of inactive plan participants would be appropriate.

The Company evaluated the guidance above and based upon current and expected hiring and turnover trends, we now expect the ratio of inactive participants will remain over 90% for the foreseeable future. New hires into our “union” sub-plans have been minimal over the past few years (all other “non-union” employees hired by the Company after October 1, 2006 are not eligible to participate in our U.S. Pension Plan). The population of inactive participants within the U.S. Pension Plan has also been relatively stable over the past several years.

Assuming the active union population of about 2,000 participants remains relatively stable, the total participants in the U.S. Pension Plan would have to decline from over 36,000 participants at 2010 to around 20,000 before the ratio of inactive participants falls below 90%. Similarly, if the number of inactive participants remains near 34,000, the number of “active” union participants would have to approximately double in order to cause our percentage of inactive participants to fall below 90%. Neither of these events is expected to occur in the foreseeable future.

					Hypothetical
			Hypothetical		Increase in
	Actual		Decrease in		(bargaining unit)
	(2010 census)		Inactives		actives
Active participants	1,919	5.3%	1,919	9.6%	3,838	10.0%
Inactive participants	34,398	94.7%	18,000	90.4%	34,398	90.0%
Total participants in U.S. Pension Plan	36,317	100.0%	19,919	100.0%	38,236	100.0%

The Company evaluated historical and anticipated hiring and turnover trends with our bargaining unit employees and concluded that the overall ratio of the “active” bargaining unit employees within the U.S. Pension Plan is unlikely to dramatically change in the foreseeable future. In addition, we also evaluated historical and anticipated trends with respect to business combinations and acquisitions and similarly concluded that these items are also unlikely to alter our conclusion that “almost all” of the U.S. Pension Plan participants are “inactive” as of September 30, 2010. Based on the above, fiscal year 2011 became the first year the Company was able to reasonably conclude that we could sustain a status of “almost all” of the U.S. Pension Plan Participants being inactive.

This concept of being able to conclude that our Company could sustain a ratio of inactive plan participants in excess of 90% became increasingly important as the period of time immediately following the effective date of our U.S. Pension Plan freeze was one of unprecedented global economic uncertainty. In 2007, our U.S. Pension Plan was essentially fully funded – we had a Prepaid Pension Asset of $88 million on our balance sheet at September 30, 2007. Had the U.S. Pension Plan remained in a surplus (or overfunded status), the Company may have implemented (among other alternatives) a potential reinstatement of certain pension benefits, which could have resulted in a significant change in our ratio of inactive to active participants. The historic volatility in the equity markets had a significant impact on the funded status of our U.S. Pension Plan as plan assets declined nearly 23% from September 30, 2007 to September 30, 2009. Although our pension plan assets benefited from some market recovery in 2010, the overall adverse impact of the economic downturn on the funded status of our U.S. Pension Plan makes it highly unlikely the Company will reinstate pension benefits for non-bargaining unit employees.

Portion of net actuarial losses in Equity impacted by the change

As shown on page 72 (Note 11) of our 2010 Form 10-K, the Company had unrecognized net actuarial losses of approximately $1,949 million (before tax) included within Equity (Accumulated Other Comprehensive Loss) at September 30, 2010. The vast majority of this net actuarial loss relates to our U.S. Pension Plan ($1,903 million). Beginning in 2011, the amortization of actuarial losses associated with our U.S. Pension Plan will be based upon the expected remaining life expectancy of inactive participants. This change in amortization period resulted in a $42 million reduction to 2011 pension expense as compared to pension expense in 2010.

	2010	Estimated
	Actual	2011	Change
Pension Amortization:
Prior service cost	$(19)	$(19)	$-
Net actuarial loss	90	48	(42)
Total amortization out of Equity and into pension expense	$71	$29	$(42)

As previously stated, the vast majority of the net actuarial losses relate to our U.S. Pension Plan. In addition, “almost all” of our U.S. Pension Plan participants are inactive. The 2011 amortization for net actuarial losses is approximately $42 million lower than the 2010 amortization and was calculated as follows:

Total unrecognized net actuarial loss at September 30, 2010 and related to U.S. Pension Plan	$1,903

Less: Asset gains and losses not yet reflected in market-related value of plan assets (not required to be amortized per ASC 715-30-35-22)	(250)
sub-total	1,653

Less: "Corridor" as defined in ASC 715-30-35-24 (10% of the greater of the PBO or the market-related value of plan assets)	(320)
Total amount of unrecognized net actuarial loss subject to amortization for 2011	$1,333

Expected future remaining lifetime of inactive participants	28 years

2011 amortization of net actuarial loss	$48

2010 amortization of net actuarial loss	$90

Reduction	$42

Conclusion

Almost all of the participants in our U.S. Pension Plan are inactive and the amortization period for unrecognized actuarial losses was changed prospectively starting in fiscal year 2011 from the Average Future Working Lifetime of active participants (10.8 years) to the Expected Future Lifetime of inactive participants (28 years). The terms “almost all” and “inactive participants” are not clearly defined in the U.S. GAAP codification and require a high degree of judgment to interpret. After the pension freeze went into effect October 1, 2006, the Company began monitoring the participant demographic trends to ensure that [1] the ratio of inactive participants remained comfortably in excess of the 90% “minimum threshold” for several consecutive years (e.g., 2007 through 2010) and [2] the ratio was sustainable and likely to remain comfortably in excess of this 90% threshold for the foreseeable future. Therefore, fiscal year 2011 became the first year the Company was able to reasonably conclude that we could sustain a status of “almost all” of the U.S. Pension Participants being inactive.

We believe our treatment is in accordance with ASC 715-30.

Note 14, Company-Funded Research and Development, page 82

5.
Based upon your disclosure, we note that reimbursements for customer-funded R&D expenditures are accounted for as "sale[s] when earned." In this regard, tell us and disclose, as appropriate, the basis upon which you consider such reimbursements to be earned. Additionally, please explain to us why you believe it is appropriate to record reimbursements as sales and the accounting guidance you relied on in support of your treatment. As part of your response, also explain to us what consideration was given to FASB ASC 912-730 in determining your accounting treatment.

Response:

Customer-funded R&D expenditures referred to on page 82 of our 2010 Form 10-K are primarily incurred pursuant to long-term customer contracts containing customer-defined design specifications. Page 55 of our 2010 Form 10-K explains that we recognize sales on long-term contracts such as these in accordance with the percentage of completion method of accounting. Specifically, Note 2 (found on page 55 of our 2010 Form 10-K) states the following:

“Sales related to long-term contracts requiring development and delivery of product over several years are accounted for under the percentage-of-completion method of accounting……….sales and earnings under these contracts are recorded……based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort)….”

In connection with the filing of our 2011 Form 10-K, we intend to clarify the last sentence of our disclosure in Footnote 14 (found on page 82 of our 2010 Form 10-K). For illustrative purposes, we expect the last sentence of Note 14 to read substantially as follows (in 2011):

“Customer-funded R&D expenditures are incurred pursuant to contractual arrangements and are typically accounted for as contract costs within cost of sales with the reimbursement accounted for as a sale ~~when earned~~ in accordance with the percentage-of-completion method of accounting.”

As discussed in greater detail below, we do not have a significant amount of government-sponsored R&D “cost-sharing” arrangements falling within the scope of ASC 912-730.

Other items included within Customer Funded R&D

As previously noted, the vast majority of our customer-funded R&D expenditures relate to long-term customer contracts accounted for under the percentage of completion method. It is important to note, however, that the Company also includes amortization of pre-production engineering costs within customer-funded R&D expense.

As previously noted in our response to Question #3 of this Comment Letter, the portion of customer-funded R&D expense attributable to pre-production engineering amortization has not historically been significant ($14 million for the year ended September 30, 2010); however, we do expect the amortization amount to grow in future periods. As such, we intend to expand our disclosures about pre-production engineering and its related amortization in our 2011 Form 10-K and in our Form 10-Q for the quarter ended June 30, 2011 – refer to further details in our response to Question #3 of this Comment Letter.

Consideration of ASC 912-730

Guidance for government-sponsored R&D arrangements is found in ASC 912-730. As stated in ASC 912-730, government-sponsored R&D “cost-sharing” arrangements are accounted for as a reduction to R&D expense (i.e., not as revenue). The guidance in ASC 912-730 only applies to contractual arrangements that satisfy all of the listed conditions. The Company does not have a significant amount of government sponsored R&D arrangements that fall within the scope of this accounting rule. Most of our long-term development contracts contain customer-specified requirements and are not conducted on a “best efforts” basis; therefore, our customer-funded development contracts do not typically satisfy all of the requirements of ASC 912-730, most notably the following:

1.
In order for ASC 912-730 to apply, the contractual arrangement must obligate the contractor to perform only on a best-efforts basis to achieve the agreed-on objectives of the research and development activity, rather than to deliver a product or service meeting defined performance or other (such as design) specifications.

2.
At the inception of the contract, the contractor and the customer must enter into the arrangement with the expectation that costs will be incurred in excess of amounts to be funded. ASC 912-730 states this condition will be met if contractual or other documentation specifically evidences acknowledgment of this expectation by both the contractor and the customer.

Our Rockwell Collins Government Systems (GS) reportable segment does have a small amount of government-sponsored R&D cost-sharing arrangements that meet the above conditions and are therefore accounted for under ASC 912-730. These amounts, however, are not significant and GS properly accounts for these cost-sharing arrangements as a reduction to company-funded R&D expense. For the year ended September 30, 2010, the reduction to company-funded R&D expense resulting from arrangements accounted for pursuant to ASC 912-730 was only $3 million. We believe this amount is immaterial and does not require any additional disclosure in the Company’s financial statements.

*****

If you require additional information, please contact Marsha Schulte, Vice President, Finance and Controller, at (319) 295-7102. You may also contact me at (319) 295-7210.

Sincerely,

/s/ Patrick E. Allen
Patrick E. Allen
Senior Vice President and Chief Financial Officer
Rockwell Collins, Inc.